  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	November 13, 2020

Eldorado Gold Provides Update on Exploration Projects

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to provide results from brownfields exploration drilling programs in Quebec, Greece, and Turkey, including an update on the newly-discovered Ormaque zone at Lamaque. Additionally, the Company is providing a brief update on COVID-19.

Highlights in this release include:

●
At Lamaque, new high-grade drill intercepts from the C2, C6 and C7 zones highlight the resource growth potential of the Triangle deposit; in addition, numerous new intercepts continue to grow the recent Ormaque zone discovery.

●
At Efemcukuru, drill results have confirmed continuity of high gold grades within mineralized shoots at the Kokarpinar Middle and Kokarpinar South target areas, advancing this vein system to resource conversion drilling stage.

●
At Stratoni, a new discovery of a lower massive sulfide lens of over 20 metres estimated true thickness just below current mine development provides significant resource growth potential, to be further tested in the upcoming surface exploration drilling program.

“These results from our brownfields programs continue to demonstrate the outstanding exploration potential at our operations”, said George Burns, President and CEO. “I am particularly pleased with the outcome of the step out drilling at C2, C6 and C7, which highlight the potential for further expansion of the Triangle deposit, and with the new results from the Ormaque zone.  In Turkey, we had solid results at Efemcukuru and we continue to focus on extending the life of that asset through further exploration.”

Lamaque: Triangle Deposit

The 2020 exploration drilling program at the Triangle deposit is focused on resource expansion in the lower deposit, particularly in the C6 and C7 zones and their splays. 17,822 metres of drilling have been completed year to date to the end of October, including 6 drillholes from surface and 13 drillholes from underground platforms at the Triangle mine (Figure 1). New results, including several previously unreleased intercepts from late 2019 are summarized in Table 1 and are shown on longitudinal sections of the C6-20 and C7 zones in Figures 2 and 3*.

These include:

●
At C2, drillhole TM-20-333A intersected 3.0m @ 6.84 g/t Au approximately 200 metres east of the current resources. A second drillhole on C2 (TU-325-094) intersected 3.1m @ 15.99 g/t Au (21.37 g/t Au uncapped) in a stepout approximately 50 m east of the current resources. Additional drilling is currently ongoing to further test extensions of C2.

●
At C6, new high-grade intercepts highlight the potential of the C6-20 splay zone, including 2.9m @ 16.18 g/t Au (20.76 g/t Au uncapped; drillhole TU-0325-094) and 2.4m @ 9.05 g/t Au (53.03 g/t Au uncapped; drillhole TM-19-330W01). The latter drillhole also intersected 3.6m @ 13.61 g/t Au within the C6-60 splay zone.

●
At C7, drilling has mainly targeted step-outs along the high-grade eastern edge of the deposit. Results to date include intercepts of 3.15 m @ 17.00 g/t Au (53.05 g/t Au uncapped; drillhole TM-19-330) and 3.5m @ 11.33 g/t Au (13.06 g/t Au uncapped; drillhole TU-0325-094). Results from an additional 8 drillholes completed in 2020 are pending.

*Gold grades for drillhole intervals listed in this release are capped at 40 g/t Au for Triangle deposit holes and 70 g/t Au for the Ormaque zone. Drill hole intercepts are drillhole lengths; where sufficient geological control exists, estimated true thicknesses of mineralized zones are listed in Tables 1 and 2.

Resource expansion drilling is ongoing with one underground rig and two surface rigs currently active. Additionally, resource conversion drilling of Triangle inferred resources is now complete for nearly all of C4 and the upper two-thirds of C5. Two underground drill rigs are continuing delineation drilling on the remainder of the inferred resources at C5.

Figure 1: Vertical section through the Triangle deposit showing outlines of mineralized zones, current extent of underground development, and traces of drillholes reported in this news release.

Figure 2: Longitudinal section through the C6-20 mineralized zone at Triangle showing locations of drillholes referenced in this news release and outline of September 2019 resource.
Figure 3: Longitudinal section through the C7 mineralized zone at Triangle showing locations of drillholes referenced in this news release and outline of September 2019 resource.

Lamaque: Ormaque Zone

2020 drilling to date at the recently-discovered Ormaque zone totals 12,236 metres in 16 drillholes. The zone has now been defined over an area measuring approximately 650 metres east-west by 400 metres north-south, and to a depth of 550 metres (Figure 4). The zone remains open to the north, east, and at depth.

Significant assay results from the Ormaque zone since the discovery was announced in January 2020 are listed in Table 2 below and include:

●
15.85m @ 7.47 g/t Au (8.95 g/t Au uncapped) in drillhole LS-19-021; this intercept is within a wider zone of veining roughly 30 meters thick. It is one of the deepest intersections to date at Ormaque and highlights potential extensions of the zone at depth and to the east.

●
6.30m @ 17.48 g/t Au (29.06 g/t Au uncapped) in drillhole LS-20-028, is also on the east side of the deposit and corresponds to the extension of the previously reported wide intercept in drillhole LS-19-009 (27.3m @ 10.20 g/t Au.)

●
6.60m @ 34.52 g/t Au (64.63 g/t Au uncapped) in drillhole LS-20-030A is associated with a strong concentration of breccia veins with associated tourmaline alteration.

Drilling since the discovery was announced in January 2020 includes both stepout holes to the east and infill holes to better establish continuity of the thick high-grade intercepts. The numerous high-grade intercepts from this drilling are associated with extensional and hybrid extension-shear quartz-carbonate-tourmaline veins and adjacent tourmaline-altered wall rocks. Vein contact measurements from oriented drillcore, together with correlations between drillhole intercepts, indicate that most of the mineralized zones dip gently to moderately to the west-south-west. The vein system occurs within the “C porphyry” diorite (the same host rock as the Sigma mine), and is spacially associated with steeply NNW-dipping ductile-brittle shear zones, which are themselves weakly mineralized.

A north-south representative cross section through the Ormaque zone (Figure 5) shows the distribution of some of the new intercepts and preliminary interpretations of geological control on mineralized bodies.

Figure 4: Geological map of the Ormaque one and surrounding area, showing collar locations and projections of drillholes referenced in this news release and location of cross section in Figure 5.

Figure 5: Vertical north-south cross section through the Ormaque zone (Section 295730E) showing the interpreted geometry of mineralized vein systems and intercepts from several drillholes reported in this news release.

Efemcukuru Mine

At the Efemcukuru mine in Turkey, 8,610 metres of exploration drilling have been completed to date in 2020 on the Kokarpinar Middle and Kokarpinar South vein systems in 28 drillholes (Figure 6), from which results have been received for 21 drillholes (Table 3). These include both delineation holes to better establish grade and continuity of existing inferred resources, and stepout drillholes from these inferred resources. At both Kokarpinar Middle and Kokarpinar South, several new drillhole intercepts contain significantly higher grades than were obtained from previous nearby drillholes and are in the current resource model (Figure 7), including:

●
At Kokarpinar South, intercepts of 2.6m @ 22.52 g/t Au (KV-731), 0.55m @ 51.60 g/t Au (KV-735) and 5.1m @ 11.33 g/t Au (KV-746).
●
At Kokarpinar Middle, intercepts of 3.25m @ 32.18 g/t Au (KV-732) and 1.95m @ 36.92 g/t Au (KV-738).

Resource expansion drilling will continue for the remainder of the year at Kokarpinar and a resource conversion drilling program is planned for 2021.

Figure 6: Geological map of the Efemcukuru mine area showing locations of exploration drillholes completed in 2020 at the Kokarpinar vein system.

Figure 7: Longitudinal section through the Kokarpinar Middle and South vein system showing drillhole results referenced in this news release, piercing points of previous drillholes and grade distribution of current inferred resource model.

Stratoni Mine

At the Stratoni mine in Greece 13 exploration drillholes (2,582 metres) have been drilled to date in 2020. Due to limited drill platform availability, all of these holes were drilled from two underground locations from which extensions to the Mavres Petres orebody were targeted and deeper stratigraphic levels in the host marble unit for new massive sulfide lenses were tested. Six of these drillholes discovered a new massive sulfide lens of substantial thickness (Table 4, Figure 8). Highlights include:

●
Drillhole MP0973 which intersected 39.0m @ 6.14% Zn, 5.28% Pb, and 128.8 g/t Ag, and

●
Drillhole MP0978, which intersected 54.9m @ 12.5% Zn, 5.0 % Pb, and 122.8 g/t Ag

This new massive sulfide lens occurs near the base of the host marble and is structurally intact with little faulting along contacts, in contrast to the faulted contacts and fault dismemberment typical of the massive sulphide lenses along the upper marble contact.

All planned holes in the underground resource expansion drilling program have now been completed and stepout drilling is scheduled to resume in mid-November 2020 from newly-permitted surface drillsites.

Figure 8: Cross section through the Mavres Petres deposit showing drillhole intercepts of the newly-discovered massive sulfide lens within the lower part of the host marble unit.

Tables

Table 1: Summary of 2020 and Q4 2019 drillhole assay results from the Triangle Deposit. Drillholes listed are limited to those that intersected the specified zones outside of the inferred resources reported for September 30, 2019. Only intervals above a 10 gram x meter cutoff are reported. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 1.

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE THICKNESS (m)	Au (g/t) uncapped	Au g/t with 40 g/t cap	Comment
C2 Zone

TU-0325-094	121.8	124.9	3.1	2.3	21.37	15.99
TU-0325-095	136.5	140	3.5	2.3	4.50
TM-20-333A	583.0	586.0	3.0	2.1	6.85	6.84
TM-20-331A; TM-20-332; TM-20-334A		Below reporting threshold in C2 shear zone					Holes targeting C7
C3 and C4 Zones
TM-19-329W01	908.5	912	3.5	3.2	5.64		C4-60 Splay
TU-0184-024	464.5	467.0	2.5	2.5	17.48	12.85	C3-120 Splay
TU-0184-023	483.90	485.50	1.60		10.50		C3 Splay
TM-19-329W05	778.9	787.1	8.2	6.6	12.21
TM-19-330; TU-0184-024; TU-0184-022; TU-0184-023; TU-0325-094; TM-20-332; TM-20-333A; TM-20-334AM01; TU-0325-095		Below reporting threshold in C4 shear zone					Holes targeting C7, east of main C4 resource
C5 Zone
TM-20-334AM01	1044.0	1047.0	3.0	2.5	15.09	10.81
and	1053.50	1060.00	6.50		2.89		Extension veins
TU-0184-022	821.10	824.00	2.90		6.08		Extension veins
TM-18-321AW06; TM-19-330; TU-0184-024; TM-19-329W05; TU-0184-022; TU-0184-023; TM-20-331A; TU-0325-094; TM-20-332; TU-0325-095		Below reporting threshold in C5 shear zone					Holes targeting C7, east of main C5 resource
C6 Zone
TM-18-321AW06	1124.1	1128.9	4.8	3.0	3.15
TU-0325-094	787.2	791.3	4.1	3.5	2.85
and	904.35	907.25	2.9	2.5	20.76	16.18	C6-20 Splay
TM-19-329W02	1168.5	1174.7	6.2	5.3	2.95		C6-10 Splay
and	1218.5	1221.0	2.5	2.0	6.88		C6-20 Splay
TM-19-330	1134.6	1137.5	2.9	2.4	4.22
and	1240.75	1243.85	3.1	3.0	6.71		C6-20 Splay
TM-19-330W01	1132.8	1136.4	3.6	3.1	13.15		C6-60 Splay
and	1248.9	1251.3	2.4	2.0	53.03	9.05	C6-20 Splay
TM-20-333AW01	1397.8	1418.5	20.7	17.8	5.61	5.21	C6-20 Splay
TM-18-321AW06; TM-19-330; TM-16-220W07; TM-19-329W02; TM-19-330W01; TU-0184-024; TM-19-329W05; TU-0184-022; TU-0184-023; TM-16-191W02; TM-20-331A; TM-20-334AM01		Below reporting threshold in C6 shear zone

C7 Zone
TM-16-191W02	1182.5	1187.2	4.7	4.0	2.58
TM-20-333A	1540.3	1543.1	2.8	2.3	4.10
TM-20-333AW01	1536.70	1543.60	6.90	5.9	12.49
TU-0325-094	999.9	1003.4	3.5	2.8	13.06	11.33
TM-16-220W07	1208.3	1211.3	3	2.4	5.21
TM-19-330	1349.5	1352.65	3.15	2.6	53.05	17.00
TM-19-329; TM-18-321AW06; TM-16-220W06M03; TM-19-329W01; TM-18-321AW07; TM-19-329W02; TM-19-330W01; TU-0184-024; TM-19-329W05; TU-0184-022; TU-0184-023; TM-20-331A; TM-20-334AM01		Below reporting threshold in C7 shear zone

Table 2: Summary of 2020 drillhole assay results from the Ormaque zone. Only intervals above a 20 gram x meter cutoff are reported. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 1.

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE THICKNESS (m)	Au (g/t) uncapped	Au (g/t) with 70 g/t cap
LS-19-015	328.9	330.9	2.0	1.5	10.41
and	354.0	359.0	5.0	3.8	14.63	13.48
and	404.9	414.45	9.55	7.2	4.50
and	622.1	626.5	4.40	3.5	17.90	14.99
and	635.6	641.55	5.95	4.7	11.57	10.87
LS-19-017A	388.0	389.0	1.0	0.8	26.67
and	394.0	395.0	1.0	0.8	21.18
and	406.45	407.8	1.35	1.1	146.10	39.94
and	425.4	426.9	1.5	1.2	41.02	32.18
and	432.5	434.5	2.0	1.6	38.55	26.63
LS-19-018A	173.3	173.8	0.5	0.4	84.75	70.00
LS-19-019	287.8	290.1	2.3	2.1	13.32
and	303.5	305.3	1.8	1.6	27.45
and	322.0	322.5	0.5	0.5	45.31
and	478.25	480.0	1.75	1.5	56.39	30.59
LS-19-020	240.05	242.6	2.55	1.9	11.41
LS-19-021	395.5	399.0	3.5	3.1	6.19
and	688.95	704.8	15.85	13.0	8.95	7.47
and	711.05	713.55	2.5	2.01	8.61
and	719.5	725.2	5.7	4.7	5.53
LS-19-023	153.7	155.2	1.5	1.3	13.75
and	286.8	289.5	2.7	2.2	8.26
and	382.5	386.2	3.7	3.0	64.69	24.14
LS-20-024	482.2	483.2	1.0	0.9	21.88
LS-20-025	325.0	328.1	3.1	2.6	44.10	43.03
and	344.0	359.8	15.8	13.3	3.66
including	347.6	350.2	2.6	2.2	11.28
LS-20-026	274.1	275.9	1.8	1.6	57.76	47.23
and	294.0	294.5	0.5	0.4	71.26	70.00
and	323.6	325.5	1.9	1.7	13.63
LS-20-027	148.5	149.8	1.3	1.2	19.64
and	160.35	161.0	0.65	0.6	53.39
and	365.4	370.4	5.0	4.3	11.67

and	629.0	640.0	11.0	8.2	1.91
LS-20-028	397.25	398.75	1.5	1.2	17.18
and	406.85	410.0	3.15	2.5	10.57
and	487.6	491.55	3.95	3.1	11.38
and	510.85	517.15	6.3	4.9	29.06	17.48
and	697.8	698.80	1.0	0.7	153.02	39.87
and	719.3	720.8	1.5	1.1	17.99
LS-20-029	164.2	164.7	0.5	0.4	41.59
and	169.5	170.5	1.0	0.9	31.93
and	404.95	408.35	3.4	2.9	27.23
LS-20-030	290.0	291.0	1.0	0.9	151.45	70.00
LS-20-030A	258.8	260.4	1.6	1.4	15.53
and	266.65	273.25	6.6	5.7	64.63	34.52
and	275.25	276.8	1.55	1.3	26.63	26.54
and	307.0	308.7	1.7	1.5	41.78	37.07
LS-20-031	297.0	301.85	4.85	4.4	5.39
and	446.6	452.4	5.8	5.0	19.38	14.98
and	455.05	457.0	1.95	1.7	15.95
and	715.4	716.0	0.6	0.5	39.12
and	757.25	758.6	1.35	1.1	69.68	48.35
LS-20-032	264.7	268.5	3.8	3.8	5.94
and	411.5	412.5	1.0	0.8	63.20	44.26
and	452.3	454.5	2.2	1.9	9.14
and	464.0	466.0	2.0	1.6	20.24
LS-20-033	123.0	127.25	4.25	3.8	58.81	26.03
and	193.7	208.6	14.9	13.3	14.59	7.35
LS-20-034M01	454.7	458.35	3.65	3.3	8.66
and	465.05	466.2	1.15	1.0	47.29	36.95

Table 3: Summary of significant 2020 drillhole intersections from the Kokarpinar vein system at the Efemcukuru Mine. Only intervals above a 10 gram x meter cutoff are reported. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 1.

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE THICKNESS (m)	Au (g/t)	Ag (g/t)
Kokarpinar South
KV-731	206.75	210.7	3.95	3.6	2.51	27.6
and	278.25	282.15	2.6	2.4	22.52	22.6
KV-733	301.7	303.95	2.25	2.0	6.19	3.8
KV-735	309.2	309.75	0.55	0.5	51.60	23.0
and	314.75	324.7	9.95	9.1	2.76	5.7
KV-740	339.8	343.6	3.8	2.8	3.08	5.6
KV-743	274.65	280.95	6.3	5.8	3.69	2.0
KV-746	263.4	268.5	5.1	4.8	11.33	7.1
KV-748	301.6	306.8	5.2	4.9	2.86	4.4
KV-737, KV-747, KV-749, KV-750		Below reporting threshold
Kokarpinar Middle
KV-732	235.95	239.2	3.25	2.1	32.18	28.5
KV-738	276	277.95	1.95	1.0	36.92	25.0
KV-730; KV-734; KV-736; KV-739; KV-741; KV-742; KV-744; KV-745		Below reporting threshold

Table 4: Summary of 2020 drillhole assay results from the Stratoni Mine.

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE THICKNESS (m)	Zn (%)	Pb (%)	Ag (g/t)	Comment
MP0947	210.2	212.0	1.8	1.8	15.7	18.5	421.7	Upper marble contact lens
MP0949	217.1	226.5	9.4	7.2	10.3	13.6	300.4	Upper marble contact lens
MP0960	32.4	34.6	2.2	2.2	19.1	14.3	331.5	Upper marble contact lens
MP0965	44	45	1.0	1.0	10.7	14.4	262.0	Upper marble contact lens
and	103.1	104.2	1.1	1.1	16.9	11.6	268.0	Footwall marble lens
and	109.1	116.3	7.2	6.5	13.6	10.4	231.1	Footwall marble lens
MP0967	51.1	56.2	5.1	4.5	3.5	4.5	99.3	Upper marble contact lens
MP0970	52.3	53.9	1.6	1.4	6.6	4.7	104.0	Upper marble contact lens
and	56.4	58.1	1.7	1.4	12.6	5.0	119.7	Footwall marble lens
and	69.7	72.2	2.5	2.2	22.2	8.1	210.7	Footwall marble lens
MP0973	70.4	78.7	8.3	5.0	8.0	10.6	258.6	Mineralized Stratoni fault gouge
and	109.1	114.8	5.7	4.0	13.1	14.5	316.6	Footwall marble lens
and	118.3	157.3	39.0	23.0	6.1	5.3	128.8	Footwall marble lens
MP0976A	74.2	90.9	16.7	11.8	4.6	3.4	86.9	Upper marble contact lens
and	133.4	143.5	10.1	7.1	7.9	1.6	38.6	Footwall marble lens
MP0978	67.3	77.3	10.0	7.1	6.9	2.5	65.6	Mineralized Stratoni fault gouge
and	103.0	157.9	54.9	38.8	12.5	5.0	122.8	Footwall marble lens
and	160.0	163.6	3.6	3.6	4.6	0.4	11.4	Footwall marble lens
MP0980	62.6	73.6	11.0	7.7	2.9	1.6	42.4	Upper marble contact lens
and	78.2	79.5	1.3	1.3	3.1	2.7	59.0	Footwall marble lens
and	87.5	89.5	2.0	2.0	5.2	1.3	31.	Footwall marble lens
MP0943, MP0950, MP0982	No significant massive sulfide intercepts

COVID-19 Update

As COVID-19 cases have surged globally in recent weeks, Eldorado remains vigilant in enforcing health and safety protocols at all of its sites with strict tracking and testing measures in place to protect the health, safety and wellbeing of its workforce, their families and neighboring communities.

Operations at the Company’s sites have continued largely without disruption since the outbreak of COVID-19 earlier this year.

The Company has recently experienced a short-term reduction in operations at its Olympias site caused by limited workforce availability due to COVID-19, and the current temporary suspension of operations at its Stratoni facility.

The Company is working to mitigate the potential impact of COVID-19 at all of its sites, including those in Greece, and undertaking prudent and appropriate health and safety measures to allow the Company to continue to operate safely and in observance of government-mandated COVID-19 measures.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com

Qualified Persons

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has approved the scientific and technical disclosure of the exploration results contained in this press release.  Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. For Lamaque, drill core samples were  prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec.  Drillcore samples for Efemcukuru were prepared at the Company’s sample preparation lab in Cannakale, Turkey and analyzed at ALS Minerals laboratory in Izmir, Turkey.  All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish.  Samples with Au grades above 5.0 g/t at the Lamaque project and 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish.  Zn and Pb grades at Mavres Petres were determined from an aqua regia digestion with an ICP-AES finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects",  "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding establishment of resources through our continued exploration programs, the timing and quantity of annual gold production; our strategy with respect to non-core assets;; timing of drilling activities at the Stratoni mine; mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the impact of the COVID-19 pandemic on our operations, the results of our exploration programs,; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.  In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending  litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's  most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Appendix 1: Collar locations and orientations and total lengths for drillholes listed in this news release

HOLE ID	EASTING	NORTHING	ELEVATION	AZIMUTH	DIP	LENGTH (m)	Underground/
							Surface
Lamaque Triangle Deposit
TM-16-191W02	296827	5328214	324	2	-63	1437	Surface
TM-16-220W06M03	296728	5328264	323	356	-68	1659	Surface
TM-16-220W07	296728	5328264	323	356	-68	1727	Surface
TM-18-321AW06	296826	5328214	324	351	-76	1598	Surface
TM-18-321AW07	296826	5328214	324	351	-76	1694	Surface
TM-19-329	296269	5328205	324	3	-63	1277	Surface
TM-19-329W01	296269	5328205	324	3	-63	1360	Surface
TM-19-329W02	296269	5328205	324	3	-63	1423	Surface
TM-19-329W05	296269	5328205	324	3	-63	1389	Surface
TM-19-330	296667	5328241	323	357	-70	1616	Surface
TM-19-330W01	296667	5328241	323	357	-70	2096	Surface
TM-20-331A	297019	5328248	324	5	-68	1282	Surface
TM-20-332	296880	5328191	324	4	-67	1310	Surface
TM-20-333A	296863	5327992	325	2	-72	1648	Surface
TM-20-333AW01	296863	5327992	325	2	-72	1705	Surface
TM-20-334A	296920	5328180	324	1	-74	601	Surface
TM-20-334AM01	296920	5328180	324	1	-74	1454	Surface
TU-0184-022	296536	5328357	143	1	-57	1009	Underground
TU-0184-023	296537	5328356	143	15	-56	990	Underground
TU-0184-024	296537	5328356	143	21	-52	980	Underground
TU-0325-094	296563	5328300	1	17	-63	1144	Underground
TU-0325-095	296563	5328300	1	18	-71	1042	Underground
Lamaque Ormaque Zone
LS-19-015	295723	5330010	324	358	-58	658	Surface
LS-19-017A	295681	5329973	324	358	-57	778	Surface
LS-19-018A	295643	5330151	325	358	-57	563	Surface
LS-19-019	295770	5330070	324	359	-57	692	Surface
LS-19-020	295642	5330249	325	4	-50	529	Surface
LS-19-021	295770	5329967	324	358	-59	754	Surface
LS-19-023	295682	5330075	324	359	-56	644	Surface
LS-20-024	295725	5329920	324	357	-60	661	Surface
LS-20-026	295558	5330030	325	358	-57	775	Surface
LS-20-027	295665	5330110	324	358	-58	679	Surface
LS-20-028	295747	5329967	324	358	-59	752	Surface
LS-20-029	295610	5330110	324	358	-58	724	Surface
LS-20-030	295725	5330070	324	358	-57	321	Surface
LS-20-030A	295725	5330070	324	358	-55	688	Surface

LS-20-031	295811	5329967	323	359	-60	845	Surface
LS-20-032	295850	5330020	324	356	-57	727	Surface
LS-20-033	295850	5330130	324	356	-57	470	Surface
LS-20-034M01	295868	5329940	324	355	-64	1010	Surface
Efemcukuru Kokarpinar
KV-730	498542	4238767	720	165	-67	300	Surface
KV-731	498902	4238527	817	188	-57	295	Surface
KV-732	498540	4238768	720	213	-70	269	Surface
KV-733	498903	4238530	817	175	-64	314	Surface
KV-734	498541	4238768	720	169	-54	344	Surface
KV-735	498902	4238530	817	182	-72	341	Surface
KV-736	498542	4238769	720	148	-68	383	Surface
KV-737	498905	4238530	817	225	-78	359	Surface
KV-738	498544	4238765	720	249	-71	304	Surface
KV-739	498544	4238765	721	231	-65	254	Surface
KV-740	498904	4238530	817	169	-77	365	Surface
KV-741	498340	4239052	586	175	-68	309	Surface
KV-742	498340	4239051	586	173	-49	304	Surface
KV-743	498903	4238527	817	184	-50	301	Surface
KV-744	498339	4239052	586	183	-38	276	Surface
KV-745	498574	4238985	617	228	-30	362	Surface
KV-746	498902	4238529	817	193	-48	291	Surface
KV-747	498902	4238529	817	312	-66	210	Surface
KV-748	499162	4238569	749	317	-48	190	Surface
KV-749	498902	4238527	817	308	-40	193	Surface
KV-750	499162	4238570	749	322	-42	193	Surface
Stratoni
MP0943	24906	-24970	236	137	-73	190	Underground
MP0947	24905	-24970	237	88	-75	213	Underground
MP0949	24906	-24970	236	125	-78	339	Underground
MP0950	24906	-24969	236	92	-85	315	Underground
MP0960	24980	-25007	51	309	-65	126	Underground
MP0965	24980	-25008	52	238	-72	158	Underground
MP0967	24980	-25009	51	189	-71	156	Underground
MP0970	24982	-25009	52	151	-64	145	Underground
MP0973	24980	-25009	52	211	-60	196	Underground
MP0976A	24981	-25009	51	175	-57	176	Underground
MP0978	24980	-25008	52	230	-55	195	Underground
MP0980	24982	-25008	51	132	-50	154	Underground
MP0982	24982	-25008	52	110	-57	116	Underground